ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 27, 2023	Chelsea Childs T +1 415 315 6374 Chelsea.Childs@ropesgray.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Lauren Hamilton

Re:	Versus Capital Infrastructure Income Fund (File Nos. 333-238296 and 811-23569) (the “Fund”)

Ladies and Gentlemen:

On November 17, 2023, Ms. Lauren Hamilton of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Chelsea Childs of Ropes & Gray LLP, counsel to the Fund, in connection with the Staff’s review of Amendment No. 3 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to the Fund’s Registration Statement on Form N-2, filed on November 9, 2023, and the Fund’s prior response letter, filed July 11, 2023 (the “Prior Response Letter”).

The Staff’s comments, together with the Fund’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Fund’s Registration Statement.

GENERAL

1.	Comment: The Staff notes that the Fund’s response to comment 3 in the Prior Response Letter indicated that the Fund intends to comply with Rule 6-11 of Regulation S-X by incorporating into the Registration Statement audited financial statements of the Predecessor Fund prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”), including a schedule of investments, for the time periods prescribed by Rule 6-11. Please advise whether the Predecessor Fund’s financial statements will be included in the next amendment to the Fund’s Registration Statement.

Response: Subject to ongoing discussions with disclosure Staff and the Chief Counsel’s Office, the Fund anticipates that the Reorganization will occur after effectiveness of the Registration Statement but before the Fund has commenced operations, at which time the Fund would include the Predecessor Fund’s financial statements in an amendment to the Fund’s Registration Statement.

- 2 -	November 27, 2023

2.	Comment: The Staff notes the Fund’s response to comment 4 in the Prior Response Letter regarding whether the financial statements of the Fund’s subsidiaries, if any, will be consolidated with those of the Fund. Please factor IM Guidance Update 2014-11 into the Fund’s evaluation and this response.

Response: In general, the Fund will look to U.S. GAAP, Regulation S-X, IM Guidance Update 2014-11 and other applicable accounting guidance to determine whether to consolidate the financial statements of an entity with its own financial statements. In making such determination, the Fund will consider what financial presentation is most meaningful and will most clearly exhibit the financial position and results of operations of the Fund. The Fund notes footnote 15 in IM Guidance Update 2014-11 and confirms that it generally expects to consolidate the financial statements of any subsidiary with those of the Fund to the extent such subsidiary is wholly-owned by the Fund, consistent with such IM Guidance Update and the no-action letter issued to Fidelity Select Portfolio (April 29, 2008).

3.	Comment: Please include the consent to the use of the Fund’s accountant’s report relating to audited financial statements as an exhibit to the Registration Statement.

Response: The Fund confirms that it will include such consent prior to requesting that the Staff declare the Registration Statement effective.

PROSPECTUS

Summary of Fund Expenses

4.	Comment: In accordance with Form N-2 Item 3, Instruction 10.f. thereunder please disclose in a footnote to the fee table that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

Response: The requested change will be made. Please see Exhibit A to this letter showing changes to the Annual Fund Expenses table that the Fund will make in the next amendment to its Registration Statement.

5.	Comment: Please include the disclosure required by Form N-2 Item 3, Instruction 10.g. thereunder as it relates to Acquired Fund Fees and Expenses and any performance fees of underlying 3(c)(1)/3(c)(7) Funds or confirm that the Fund’s disclosure complies with this requirement.

- 3 -	November 27, 2023

Response: The requested change will be made. Please see Exhibit A to this letter showing changes to the Annual Fund Expenses table that the Fund will make in the next amendment to its Registration Statement.

6.	Comment: Please explain in correspondence how the Fund is in compliance with Form N-2 Item 3, Instruction 10.a. thereunder as it relates to Acquired Fund Fees and Expenses and any fees and expenses incurred indirectly by the Fund as a result of investment of shares in 3(c)(1)/3(c)(7) Funds. Please consider revising the Fund’s disclosure to clarify that all required expenses are captured.

Response: The Fund’s estimated Acquired Fund Fees and Expenses line item includes Operating Costs incurred indirectly by the Fund as a result of investment in shares of investment companies and certain 3(c)(1)/3(c)(7) Funds. The Fund’s estimated Acquired Fund Fees and Expenses excludes the Operating Costs incurred by the Fund through its investments in Other Private Funds, which would not be investment companies for reasons other than the exemptions in Sections 3(c)(1) and 3(c)(7). Please see Exhibit A to this letter showing changes to the Annual Fund Expenses table that the Fund will make in the next amendment to its Registration Statement.

* * * * *

If you have any questions or require any clarification concerning the foregoing, please call me at 415-315-6374.

Sincerely,

/s/ Chelsea Childs
Chelsea Childs

cc:

Timothy Fete, Versus Capital Advisors LLC

Sarah Clinton, Ropes & Gray LLP

Exhibit A

SUMMARY OF FUND EXPENSES

The following table summarizes the expenses of the Fund and is intended to assist shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund. Each figure below relates to a percentage of the Fund’s daily NAV over the course of a year.

Annual Fund Expenses (as a percentage of net assets attributable to Shares)
Investment Management Fee(1)	1.00%
Other Expenses(2)	0.73%
Acquired Fund Fees and Expenses(3)	0.12%
Total Annual Fund Expenses	1.85%

(1)	The Investment Management Fee is paid to the Adviser at an annual rate of 1.00% of NAV, which accrues daily and is payable quarterly in arrears. The Investment Management Fee shown above is estimated for the Fund’s current fiscal year. The Adviser will pay the Sub-Advisers from its Investment Management Fee. Pursuant to its sub-advisory agreement, Brookfield is paid a sub-advisory fee by the Adviser that decreases as assets under management increases. The fee is assessed on a sliding scale ranging from 0.35% down to 0.20% based on the average daily NAV of the Fund’s assets that are managed by Brookfield. Pursuant to its sub-advisory agreement, Lazard is paid a sub-advisory fee by the Adviser equal to 0.30% based on the average daily NAV of the assets of the Fund that are managed by Lazard.
(2)	“Other Expenses” are based on estimated amounts for the Fund’s current fiscal year and include, without limitation, the Fund’s ongoing offering costs and fees and expenses of certain service providers. Actual fees and expenses may be greater or less than those shown. The Adviser has absorbed, and will not seek reimbursement from the Fund, the organizational expenses and initial offering costs.
(3)	Acquired Fund Fees and Expenses (“AFFE”) are based on estimated amounts for the Fund’s current fiscal year and include certain of the fees and expenses incurred indirectly by the Fund as a result of investment in shares of investment companies (including short-term cash sweep vehicles) and certain Private Funds. Although the Private Funds are not investment companies registered pursuant to the Investment Company Act, some of the fund structures may be 3(c)(1)/3(c)(7) Funds (which, for the avoidance of doubt, but for Section 3(c)(1) or 3(c)(7) would meet the definition of investment company under the Investment Company Act and not qualify for any other exemption) while others are Other Private Funds that would not be investment companies for reasons other than the exemptions in Sections 3(c)(1) and 3(c)(7). AFFE includes certain of the fees and expenses, such as management fees (including performance fees, where applicable), audit, and legal expenses (“Operating Costs”), incurred indirectly by the Fund through its investments in 3(c)(1)/3(c)(7) Funds (based on information provided by the managers of such 3(c)(1)/3(c)(7) Funds), but excludes the Operating Costs incurred by the Fund through its investments in Other Private Funds~~, if any~~ that would not be investment companies for reasons other than the exemptions in Sections 3(c)(1) or 3(c)(7), if any. The contractual management fee rates associated with the 3(c)(1)/3(c)(7) Funds are estimated to range from approximately 0.75% to 1.75% per annum of the average NAV of the Fund’s investment in each 3(c)(1)/3(c)(7) Fund. Based on historic fees and expenses received by similar Private Funds, the Fund estimates that performance fees paid to 3(c)(1)/3(c)(7) Funds’ managers or their affiliates will range from 10% to 15% of any such 3(c)(1)/3(c)(7) Fund’s realized and, in certain cases, unrealized annual returns that are in excess of a minimum annual return ranging from 5% to 6% provided to the investors of such 3(c)(1)/3(c)(7) Funds before the manager might share in any returns. Any fees that are based on the performance of 3(c)(1)/3(c)(7) Funds may fluctuate over time, and future AFFE may be substantially higher or lower. The calculation of AFFE assumes investments in 3(c)(1)/3(c)(7) Funds of approximately 10% of the Fund’s net assets. These allocations may change substantially over time and such changes may significantly affect AFFE.